U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 15, 2019, the Registrant received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Registrant that the minimum bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of the Registrant’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “RCON.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Registrant has a compliance period of 180 calendar days, or until July 15, 2019 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Registrant's ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Registrant a written confirmation of compliance and the matter will be closed.

In the event the Registrant does not regain compliance by July 15, 2019, the Registrant may be eligible for an additional 180 calendar day grace period. To qualify, the Registrant will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.  If the Registrant chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration of the second compliance period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

January 16, 2019	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer